UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

 BLUE SQUARE - ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐     No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD.

By:	/s/ Elli Levinson Sela
Elli Levinson Sela, Adv.
General Counsel Corporate Secretary

Dated: July 14, 2008

Contact:
Blue Square-Israel Ltd.
Elli Levinson-Sela
General Counsel & Corporate Secretary
Telephone: 972-3-9282670
Fax: 972-3-9282498
Email: ellils@bsi.co.il

BLUE SQUARE ANNOUNCES RESIGNATION OF VICE PRESIDENT AND CHIEF OPERATING OFFICER
AND APPOINTMENT OF HEAD OF TRADE DIVISION

ROSH HAAYIN, Israel, July 14, 2008 - Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: "Blue Square") announced today that Mr. Uri Falach, who serves as Blue Square's Vice President for Trade and its Chief Operating Officer, has notified Blue Square that he intends to resign from his position for personal reasons. Mr. Falach is expected to continue in his present position until December 31, 2008, and he has been offered a number of positions with Alon Group.

Blue Square expresses its appreciation and thanks to Mr. Falach for his contribution to Blue Square.

Furthermore, Blue Square announced today that it had resolved to appoint Mr. Gershon Wissman as Blue Square's Head of Trade Division and a member of management, effective as of August 3, 2008. From 2002 to 2005, Mr. Wissman served as the Vice President for Trade and Marketing and a member of management of the ClubMarket Chain (the operations of which were acquired by Shufersal Ltd. in 2005). From 1992 to 2002, Mr. Wissman served in various capacities in Blue Square's Trade Division, including as Manager of the Grocery Product Category (the largest product category in the Trade Division) and as Manager of Store Formats in the Trade Division. Since his position at ClubMarket Chain, Mr. Wissman has been engaged in private businesses. Mr. Wissman holds a B.A. degree in Economics and Business from Haifa University.

* * *

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 192 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of the Company, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of the Company's accounting policies, as well as certain other risks and uncertainties which are detailed in the Company's filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2007.